Delek Logistics Partners, LP
310 Seven Springs Way
Suite 500
Brentwood, Tennessee 37027
(615) 771-6701
May 3, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re:    Delek Logistics Partners, L.P.
    Registration Statement on Form S-3
    Filed on April 25, 2024
    File No. 333-278939

Ladies and Gentlemen;

In accordance with Rule 461 under the Securities Act of 1933, as amended, Delek Logistics Partners, LP, a Delaware limited partnership (the “Partnership”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, May 7, 2024, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Partnership’s legal counsel, at (615) 244-2582, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

DELEK LOGISTICS PARTNERS, LP

By: Delek Logistics GP, LLC, its general partner

By: /s/ Denise McWatters
Name: Denise McWatters
Title: Executive Vice President, General Counsel and Secretary

cc:     Stephen Hinton, Bradley Arant Boult Cummings LLP